

RECEIVED
MAY 2007
PROCESSING
SECTION
160



07006247

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48233

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/06 (MM/DD/YY) AND ENDING 03/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ORION SECURITIES (USA) INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

BCE Place, 181 Bay Street, Suite 3100, P.O. Box 830
(No. and Street)

Toronto (City) Ontario, Canada (State) M5J 2T3 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Chris Salapoutis (416) 848-3621
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DELOITTE & TOUCHE LLP
(Name – *if individual, state last, first, middle name*)

BCE Place, 181 Bay Street, Suite 1400, Toronto, Ontario Canada M5J 2V1
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 14 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chris Salapoutis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ORION SECURITIES (USA) INC., as of March 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A



Signature

CHIEF FINANCIAL OFFICER

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
BCE Place
181 Bay Street
Suite 1400
Toronto ON M5J 2V1
Canada

Tel: (416) 601-6150
Fax: (416) 601-6151
www.deloitte.ca

May 25, 2007

Orion Securities (USA) Inc.
181 Bay Street
Suite 3100, P. O. Box 830
Toronto, ON M5J 2T3

To The Board of Directors of Orion Securities (USA) Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Orion Securities (USA) Inc. (the "Company") for the year ended March 31, 2007 (on which we issued our report dated May 25, 2007), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also as required by rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in conformity with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control of the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that degree of compliance with the practices or procedures may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2007 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

Independent Registered Chartered Accountants
Licensed Public Accountants



ORION SECURITIES (USA) INC.

(a wholly-owned subsidiary of Orion Securities Inc.)
(SEC I.D. No. 8-48233)

Financial Statements and Supplemental Schedules for the Year Ended March 31, 2007 and Independent Auditor's Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

ORION SECURITIES (USA) INC.
(a wholly-owned subsidiary of Orion Securities Inc.)
Table of Contents

This report ** contains (check all applicable boxes):

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17(a)-5 (e)(3).*

Deloitte.

Deloitte & Touche LLP
BCE Place
181 Bay Street
Suite 1400
Toronto ON M5J 2V1
Canada

Tel: (416) 601-6150
Fax: (416) 601-6590
www.deloitte.ca

Report of Independent Chartered Accountants

To the Board of Directors and Stockholder
of Orion Securities (USA) Inc.

We have audited the accompanying statement of financial condition of Orion Securities (USA) Inc. (the "Company") as of March 31, 2007 and the related statements of income, cash flows and changes in stockholder's equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit also includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Orion Securities (USA) Inc. at March 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules g and h listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Independent Registered Chartered Accountants

Toronto, Canada
May 25, 2007

ORION SECURITIES (USA) INC.
(a wholly-owned subsidiary of Orion Securities Inc.)
Statement of Financial Condition
March 31, 2007
(Expressed in U.S. $ - 000's)

ASSETS

Cash	$	4,405
Due from:		
Clients		7,804
Parent - broker accounts		1,569
Parent - intercompany		429
Other assets		120
	$	14,327

LIABILITIES

CURRENT		
Due to:		
Clients	$	1,569
Parent - broker accounts		7,804
Accounts payable and accrued liabilities		328
Income taxes payable		12
		9,713

COMMITMENTS (Note 3)

STOCKHOLDER'S EQUITY

CAPITAL STOCK		
Authorized		
Unlimited common shares		
Issued and outstanding		
4,500,000 common shares		4,500
RETAINED EARNINGS		114
		4,614
	$	14,327

See accompanying notes to financial statements.

ORION SECURITIES (USA) INC.
(a wholly-owned subsidiary of Orion Securities Inc.)
Statement of Income
Year ended March 31, 2007
(Expressed in U.S. $ - 000's)

REVENUES		
Commissions	$	10,223
Underwriting		3,692
Interest		192
		14,107
EXPENSES		
Commission (Note 4)		7,158
Administrative services (Note 4)		6,592
Operating and general		131
		13,881
INCOME FROM CONTINUING OPERATIONS BEFORE PROVISION FOR INCOME TAXES		226
PROVISION FOR INCOME TAXES (Note 5)		77
INCOME FROM CONTINUING OPERATIONS		149
LOSS FROM DISCONTINUED OPERATIONS BEFORE PROVISION FOR INCOME TAXES (Note 2)		(221)
INCOME TAX RECOVERY (Note 5)		(72)
LOSS FROM DISCONTINUED OPERATIONS		(149)
NET INCOME	$	-

See accompanying notes to financial statements.

ORION SECURITIES (USA) INC.
(a wholly-owned subsidiary of Orion Securities Inc.)
Statement of Cash Flows
Year ended March 31, 2007
(Expressed in U.S. $ - 000's)

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	-
(Increase) decrease in operating assets:		
Due from Clients		(5,494)
Due from Parent - intercompany		503
Due from Parent - broker accounts		(482)
Other assets		(3)
Increase (decrease) in operating liabilities:		
Due to Clients		482
Due to Parent - broker accounts		5,494
Accounts payable and accrued liabilities		(53)
Income taxes payable		(102)
	$	345
FINANCING ACTIVITIES		
Capital Stock		1,000
	$	1,000
INCREASE IN CASH		1,345
CASH, BEGINNING OF YEAR		3,060
CASH, END OF YEAR	$	4,405
SUPPLEMENTARY CASH FLOW INFORMATION		
Cash paid for interest	$	Nil
Cash paid for income taxes	$	107

See accompanying notes to financial statements.

ORION SECURITIES (USA) INC.
(a wholly-owned subsidiary of Orion Securities Inc.)
Statement of Changes in Stockholder's Equity
Year ended March 31, 2007
(Expressed in U.S. $ - 000's)

	Common Shares	Retained Earnings	Total
BALANCE, BEGINNING OF YEAR	$ 3,500	$ 114	$ 3,614
INCREASE, DURING THE YEAR	1,000	-	1,000
NET INCOME	-	-	-
BALANCE, END OF YEAR	$ 4,500	$ 114	$ 4,614

See accompanying notes to financial statements.

ORGANIZATION AND NATURE OF OPERATIONS

Orion Securities (USA) Inc. (the "Company") is incorporated under the Business Corporations Act (Ontario) and is a registered broker-dealer with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. in the United States of America. The Company, a wholly-owned subsidiary of Orion Securities Inc. (the "Parent"), was incorporated on April 28, 1994 and commenced operations in the 1996 fiscal year.

The Company engages in two activities. The Company provides brokerage services to institutional clients that are located in the United States of America. The transactions are cleared through the facilities of the Parent. The Company also engages in securities trading activity (Arbitrage) on behalf of the Parent, acting as an agent for the Parent. On February 28, 2007, the Company discontinued its securities trading activity (Note 2).

1. SIGNIFICANT ACCOUNTING POLICIES

These financial statements are prepared in accordance with United States generally accepted accounting principles, and reflect the following policies:

Securities transactions

Per a revenue sharing agreement, the Parent's realized and unrealized gains and losses are included in transactions revenue on a trade date basis.

Client securities transactions are reported on a settlement date basis.

Translation of foreign currency

The functional currency of the Company is the U.S. dollar. Accordingly, monetary assets and liabilities of the Company that are denominated in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the balance sheet date. Transactions included in operations are translated at the average rates for the year. Exchange gains and losses resulting from the translation of these amounts are reflected in income in the respective financial statement line items in the year in which they occurred.

Commissions

Commissions with respect to client trades are accrued on the settlement date basis, and are included in current period income.

Underwriting and advisory

Underwriting and advisory revenues are recognized when earned, which is typically on the closing date.

March 31, 2007 ($000's)

1. SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

The Company follows the asset and liability method of accounting for corporate income taxes. Under this method, deferred tax assets and liabilities represent the cumulative amount of tax applicable to temporary differences between the carrying amount of the assets and liabilities, and their values for tax purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Changes in deferred income taxes related to a change in tax rates are recognized in income in the period of the tax rate change.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. These estimates include accrued liabilities and income taxes payable. Estimates by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ materially from those estimates.

2. DISCONTINUED OPERATIONS

On February 28, 2007, the Company discontinued its Arbitrage business based in Chicago. The financial statements include revenues of $848 and expenses of $1,069 relating to the Arbitrage business. Included in expenses are operational costs of $61 that was paid to the parent. The financial statements include all expenses relating to the wind down of this business line segment. As at March 31, 2007, there were no assets or liabilities relating to the securities trading activities.

3. COMMITMENTS

Leases

The Company does not have any leases remaining as at March 31, 2007. The lease pertaining to the discontinued Arbitrage operation (Note 2) expired on May 31, 2006 and was operating on a month-to-month basis until the discontinuation of the business.

Risks and uncertainties

The Company generates a portion of its revenues by trading its proprietary account, and therefore, revenues are transaction based. As a result, the Company's revenues could fluctuate significantly based on a variety of factors including, but not limited to, the volume of the Company's trading activities, volatility in the securities markets, and technological changes and events and clearing costs.

March 31, 2007 ($000's)

3. COMMITMENTS (continued)

Regulatory authorities

In the normal course of its business, the Company is subject to inquiries and audits by various regulatory authorities. As a regulated entity, the Company may be subject to disciplinary actions as a result of current or future examinations that could have a material adverse effect on the Company's financial position, results of operations or liquidity over and above any previously accrued amounts. As at March 31, 2007, the Company is not subject to disciplinary actions.

4. RELATED PARTY TRANSACTIONS

Transactions with related parties are in the normal course of operations and are recorded at the agreed upon exchange amount.

Included in commission expense in the Statement of Income are amounts paid to the Parent, as compensation for commission revenue, in the amount of $6,956. Administrative services expenses in the Statement of Income are paid to the Parent and include the recovery of administrative and operational costs incurred by the Parent on the Company's behalf.

5. INCOME TAXES

The provision for income taxes relates to Canadian income taxes payable for the Company. The effective rate is higher than the statutory rate as a result of certain expenses being deductible for accounting purposes but not for tax purposes. As at March 31, 2007, the Company has no temporary differences.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c 3-1"), which requires the maintenance of minimum net capital of $250. At March 31, 2007, the Company had net capital of $4,054, which was $3,804 in excess of its required net capital of $250. The Company changed its basis of calculating its Net Capital Rule from the Basic Method to the Alternate Method effective September, 2006.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of its business, the Company's clients' activities involve the execution and settlement of various securities transactions. These activities may expose the Company to the risk of loss in the event clients, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill contractual obligations. The Company monitors the credit standing of counterparties with whom it conducts business on a periodic basis in order to control the risks associated with these activities. In the event a client fails to satisfy its obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the client's obligations.

8. CONCENTRATIONS OF CREDIT RISK

Performance of substantially all of the clearing and depository operations for the Company is the responsibility of the Parent pursuant to an operating agreement. The Parent utilizes the services of its carrying broker, to the extent necessary, to carry out these responsibilities. The agreement provides that the Company is obligated to assume any exposure related to nonperformance by its clients. The Parent, on behalf of the Company, reviews, as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the nonperformance by counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes. Credit risk is the amount of accounting loss the Company would incur if a counterparty failed to perform its obligations under contractual terms.

9. FAIR VALUES OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts which approximate fair value.

ORION SECURITIES (USA) INC.
(a wholly-owned subsidiary of Orion Securities Inc.)
Computation of Net Capital for Brokers and Dealers
Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
Year ended March 31, 2007
(Expressed in U.S. $ - 000's) **Schedule g**

Stockholder's equity from statement of financial condition	$	4,614
Less: Non-allowable assets		549
Additional charges for customers' and non-customers' security accounts		11
Net capital		4,054
Alternate net capital requirement		
Minimum net capital	$	250
Net capital requirement		
Excess net capital	$	3,804

There are no material differences between the computation of net capital presented herein and that reported by the Company in its unaudited Part II of Form X-17A-5 filed April 24, 2007.

ORION SECURITIES (USA) INC.
(a wholly-owned subsidiary of Orion Securities Inc.)
Schedule of Computation for Reserve Requirements
Pursuant to SEC Rule 15c 3-3

Year ended March 31, 2007
(Expressed in U.S. $ - 000's) **Schedule h**

The Company does not carry any client accounts and is exempt from Securities and Exchange Rule 15c3-3 under paragraph k(2)(i).

END